NATIONAL ENERGY GROUP, INC
January 5, 2007
Securities and Exchange Commission
Division of Corporation Finance
100F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549-7010
Attention: Shannon Buskirk
Re: National Energy Group, Inc. (File No. 001-31345)
Ladies and Gentlemen:
Reference hereby is made to your letter dated December 21, 2006 to Randall D. Cooley of National Energy Group, Inc. (the “Company”) concerning the Company’s Form 10-K for the year ended December 31, 2005 and its Form 8-K filed on November 28, 2006.
Please be advised that the Company intends to respond to your comments and questions set forth in such letter not later than January 19, 2007.
Please be further advised that Mr. Cooley is no longer with the Company. Future correspondence concerning this matter should be addressed to Grace Bricker, Vice President of Administration at the same Company address.
If you have questions, you may address them to either Ms. Bricker at the Company (214 692 9211) or our outside legal counsel, Neel Lemon, Baker Botts, Dallas, Texas (214 953 6954).
Very truly yours,
National Energy Group, Inc.
/s/ Grace Bricker
Grace Bricker
Vice President of Administration
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1400 One Energy Square • 4925 Greenville Avenue • Dallas, Texas 75206 • (214) 692-9211 • Fax (214) 692-9310